Peter W. Keegan
Senior Vice President
and Chief Financial Officer

August 14, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn.:      Jim B. Rosenberg
Senior Assistant Chief Accountant

  Re:        Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-06541

Via Edgar Filing

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated August 1, 2013 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our responses to the Comment Letter are set forth below.  For your convenience, the staff’s comment has been repeated herein and is followed by our response. Loews Corporation and its subsidiaries are referred to as “the Company,” “Loews,” “we,” “our” or “us.”

Notes to Consolidated Financial Statements
Note 16.  Reinsurance, page 163

1.	We acknowledge your response to our previous comment. Please address the following:

•
As it relates to your “significant captive program” disclosed on page 164, provide us proposed revised disclosure to be included in future periodic reports that explains the nature and type of coverage written and the business purpose of reinsuring a 100% of the business with third-party captive insurance companies owned by wireless phone providers for whom you wrote the business.

•
As it relates to your captive program with third-party captive insurance companies owned by or related to the policyholder beyond your “significant captive program,” tell us the significance of the program and how it differs from your “significant captive program” in nature and business purpose.

•
Tell us whether the ceding commission you receive from third-party captives is equal to the premium you charge the policyholder. If so, tell us why you would enter into these arrangements if there is no apparent margin in it for you. If not, tell us why the policyholder would enter into these arrangements when it could transact directly with its captive.

667 Madison Avenue, New York, New York 10065-8068	voice: 212-521-2950	fax: 212-521-2329	e-mail: pkeegan@loews.com

Response

A captive insurance program is one approach that third-party insureds can use to self-insure all or a portion of their risk. Captives are widely used by policyholders in many industries.

Generally under this approach, the third-party policyholder, or an entity related to the policyholder, forms and capitalizes a captive insurance company. The captive is licensed as a reinsurer, therefore the business must be written though a primary insurance company. All or a portion of the risk written by the primary insurance company is then ceded to the captive reinsurer. The primary insurer receives a ceding commission to cover related costs such as premium taxes and insurance assessments as well providing compensation for the commitment of surplus necessary to support the business. Captives generally provide collateral to support ceded reserves. Receivable and payable balances between the parties are settled on a regular basis.

As noted in our prior response, the premiums and losses related to the significant captive program are 100% ceded to third-party captive insurance companies owned by wireless providers. Under this structure the wireless providers self-insure all of the risk related to the coverage of loss, theft, physical damage and warranty coverage for mechanical failure of the portable electronic devices they sell. CNA receives a ceding commission as compensation. In 2012, the commission related to the significant captive program increased net income by $14 million (after tax and noncontrolling interests).

The other third-party captive programs referenced in our prior response operate in a similar manner; however, they are not material from either a gross premium or net income perspective.

In future filings of our Annual Report on Form 10-K, we will provide enhanced disclosure clarifying that the significant captive program relates to third-party non-insurance company policyholders. For purposes of illustration, had we added this enhanced disclosure to our 2012 Annual Report on Form 10-K, the following would appear in Note 16. Reinsurance on page 164 (new language in italics and deleted language in strike-through).

Included in the direct and ceded earned premiums for the years ended December 31, 2012, 2011 and 2010 are $1.8 billion, $1.5 billion and $1.4 billion related to property business that is 100% reinsured ~~as a result of~~ under a significant third-party captive program. The third-party captives that participate in this program are affiliated with the non-insurance company policyholders, therefore this program provides a means for the policyholders to self-insure this property risk. CNA receives and retains a ceding commission.

* * * * * * *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via e-mail at pkeegan@loews.com.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer